

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 9, 2007

Mr. Brad Bernstein
President
Anchor Funding Services, Inc.
2201-E Crownpoint Executive Drive
Charlotte, North Carolina 28227

**Re: Anchor Funding Services, Inc.
         Registration Statement on Form 10-SB/A
         Filed on August 3, 2007
         File No. 0-52589**

Dear Mr. Bernstein:

        We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1. We refer to your response to prior comment 5. To help us better understand your arrangements and the related accounting, please provide us with an example (including the amounts representing the funded amount, invoice amount, factor commission, etc.) that provides insight into one of your factoring arrangements. Also provide us with the relevant journal entries recording such amounts.

2. Tell us the how you applied the provisions of SFAS 140 in accounting for your purchase of accounts receivable and the amounts that were maintained in a reserve account. If you believe that SFAS 140 does not apply to you, tell us why and refer to the basis in literature that supports your accounting.

3. We note that you record the factor commission as revenue once an invoice is funded. Please note pursuant to paragraph 8 m. of SOP 01-6 that transfers of receivables under factoring arrangements meeting the sale criteria of paragraph 9 of SFAS 140 are accounted for by the factor as purchases of receivables. The acquisition of receivables and accounting for purchase discounts such as factoring commissions should be recognized in accordance with SFAS 91 or AICPA Practice Bulletin No. 6, as applicable. Transfers not meeting the sale criteria in SFAS 140 are accounted for as secured loans (that is, loans collateralized by customer accounts or receivables). Paragraph 15 of SFAS 140 provides additional guidance in those situations. Factoring commissions under these arrangements should be recognized over the period of the loan contract in accordance with SFAS 91. That period begins when the finance company (or an entity with financing activities [including trade receivables]) funds a customer's credit and ends when the customer's account is settled.

Note 9. Subsequent Event, page F-11

4. Please refer to prior comment 6. Please expand your disclosure on page F-13 to include the missing information following the two colons. In this regard, please add the table that is referred to in your statement, ""The following table summarizes information about stock options as of January 31, 2007." Also, add the information that should follow your statement, "The financial effect of these option agreements will be recorded in the January 31, 2007 financial statements and is anticipated to be as follows."

Consolidated Financial Statements for the Quarter Ended March 31, 2007
Consolidated Balance Sheets, page Q-1

5. We note that your consolidated balance sheet as of March 31, 2007 is labeled as unaudited however, your consolidated balance sheet as of December 31, 2006 is not labeled. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sharon Virga, Accountant, at (202) 551-3385 or Dean Suehiro, Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Steven Morse, Esq. (*via facsimile*)